NORTH BAY RESOURCES INC.
2120 Bethel Road
Lansdale, PA 19446

December 3, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION TO 703-813-6982

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Anne Nguyen Parker, Branch Chief; Kevin Dougherty, Examiner; Jennifer O’Brien, Accounting Branch; Mark Shannon, Accounting Branch Chief; John Coleman, Mining Engineer

Re:	Request for acceleration of the effective date of the Registration Statement on Form S-1, as amended
North Bay Resources Inc.
Your File No. 333-164860

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement, as amended, of North Bay Resources Inc. (the “Registrant”) be declared effective at 4:00 pm on Tuesday, December 7, 2010 or on such earlier or later date as the Securities and Exchange Commission (the “SEC”) acting pursuant to Section 8(a) shall determine.

In connection with this request, the Registrant hereby acknowledges that

•	should the SEC or its staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant  may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

/s/ Perry Leopold
Perry Leopold
Chairman, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer